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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 26, 2005

DAYBREAK OIL AND GAS, INC.
(Exact Name of Registrant as Specified in its Charter)

Washington	**000-50107**	**91-0626366**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

601 W. Main Ave., Suite 1017	**99201**
Spokane, WA	
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(509) 462-0315**

DAYBREAK MINES, INC.
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (6-04)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

ITEM 5.03 Amendments to Articles of Incorporation or Bylaws; change in fiscal Year

On October 26, 2005 the Company's Articles of Incorporation were amended to change the name of the Company to Daybreak Oil and Gas, Inc.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

c) Exhibits:

3.i(a) Articles of Amendment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DAYBREAK OIL AND GAS, INC.

/s/ Robert N Martin

By:_____
     Robert N. Martin, President

Date: November 1, 2005

EXHIBIT 3.i(a)

601 055 813

10/26/2005 722163
$50.00 Check #27420
Tracking ID: 995719
Doc No: 722163-001

FILED
SECRETARY OF STATE
SAM REED

OCT 26, 2005

STATE OF WASHINGTON

ARTICLES OF AMENDMENT
OF
DAYBREAK MINES, INC.

Pursuant to the provisions of the Washington Business Corporation Act, Chapter 23B.10 RCW, the following Articles of Amendment to Articles of Incorporation are submitted for filing.

ARTICLE I

The name of this corporation is DAYBREAK OIL AND GAS, INC. (the "Corporation").

ARTICLE II

The amendment provides for no exchange, classification, or cancellation of issued shares.

ARTICLE III

The amendment was adopted by the Board of Directors by unanimous consent in accordance with the provisions of RCW 23B.08.210 and the Bylaws of the Corporations. At the 2005 Annual Meeting of Shareholders held on October 25, 2005, at which a quorum was present, the shareholders approved the amendment to the Articles of Incorporation changing the name of the Corporation to Daybreak Oil and Gas, Inc. The amendment was approved by a vote of 16,359,863 shares voting "For" and 500 shares voting "Against" with 8,667 shares abstaining from voting.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed on this 25th day of October, 2005.

Daybreak Mines, Inc.

By: [signature]
Robert N. Martin, President